UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16
OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of November 2025

Commission File Number: 001-36298

GeoPark Limited

(Exact name of registrant as specified in its charter)

Calle 94 N° 11-30 Piso 8

Bogota, Colombia

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F	X	Form 40-F

GEOPARK LIMITED

TABLE OF CONTENTS

ITEM

1.	Q3 2025 Earnings Release
2.	Supplement to Third Quarter 2025 Results Release

Item 1

FOR IMMEDIATE DISTRIBUTION

GEOPARK REPORTS THIRD QUARTER 2025 RESULTS

STRONG OPERATIONAL AND FINANCIAL DELIVERY IN LINE WITH 2025 GUIDANCE

SEAMLESS TAKEOVER OF THE VACA MUERTA OPERATION

QUARTERLY CASH DIVIDEND OF $0.03 PER SHARE

ESTABLISHES SPECIAL COMMITTEE OF INDEPENDENT DIRECTORS TO EVALUATE ANY REVISED OFFER FROM PAREX AND OTHER VALUE-MAXIMIZING ALTERNATIVES FOR THE COMPANY

Bogota, Colombia – November 5, 2025 - GeoPark Limited (“GeoPark” or the “Company”) (NYSE: GPRK), a leading independent energy company with over 20 years of successful operations across Latin America, reports its consolidated financial results for the three-month period ended September 30, 2025 (“Third Quarter” or “3Q2025”). A conference call to discuss these financial results will be held on November 6, 2025, at 10:00 am (Eastern Standard Time).

GeoPark delivered a strong quarter, driven by higher production, stable prices, and disciplined cost control, in line with 2025 guidance. The Company continued to strengthen its balance sheet through proactive debt management and robust cash generation while advancing its strategic priorities by successfully completing the Vaca Muerta acquisition and launching a revised dividend program.

On October 21, 2025, GeoPark presented its long-term strategic plan, operational priorities and updated capital allocation framework, outlining a clear two-fold reset strategy to (i) sustain a resilient, high-margin base in Colombia and (ii) scale a transformational growth platform in Argentina’s Vaca Muerta formation. The plan sets an outlook through 2030, targeting consolidated production of approximately 42,000–46,000 boepd, Adjusted EBITDA between $520–550 million, and a net leverage ratio of 0.8–1.0x1. The strengthening of the Company’s balance sheet and its long-term strategic plan reinforce GeoPark’s commitment to disciplined sustainable growth, portfolio diversification, shareholder returns and long-term value creation.

THIRD QUARTER 2025 FINANCIAL SUMMARY

In 3Q2025, GeoPark reported Adjusted EBITDA2 of $71.4 million (57% margin), broadly stable versus 2Q2025, explained by higher production during the quarter (28,136 boepd vs 27,380 boepd in 2Q2025) and the stability of realized prices ($57.1/bbl vs $57.4/bbl in 2Q2025). Operating costs stood at a competitive $12.5 per barrel of produced boe, in line with 2Q2025 and overall market guidance for 2025. Year-to-date Adjusted EBITDA amounted to approximately $230.0 million, supported by higher production and lower operational and G&A costs across the business, reflecting the early impact of the cost discipline and efficiency initiatives underway.

1 The Company is unable to present a quantitative reconciliation of the target Adjusted EBITDA which is a forward-looking non-GAAP measure, because the Company cannot reliably predict certain of its necessary components, such as write-off of unsuccessful exploration efforts or impairment loss on non-financial assets, etc. Since net leverage ratio is calculated based on Adjusted EBITDA, for similar reasons, the Company does not provide a quantitative reconciliation of the target net leverage ratio.

2 For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

Net income for the quarter totaled $15.9 million, compared to a net loss of $10.3 million in 2Q2025. This result for the quarter accounts for a non-recurring write-off of $7.5 million related to exploration costs incurred in previous years in the Putumayo Basin in Colombia. Excluding the non-recurring events in each of 2Q2025 and 3Q20253, net profit in 3Q2025 was $23.4 million compared to $20.7 million in 2Q2025.

Capital expenditures totaled $17.5 million in 3Q2025, primarily focused on maintaining and improving production through an integrated drilling and workover campaign in the Llanos 34 block (GeoPark operated, 45% WI). At the same time, activities progressed on multiple fronts across GeoPark’s exploration assets in the Llanos basin. During the quarter, the Company advanced drilling operations on the Toritos Norte 3 well in the Llanos 123 block (GeoPark operated, 50% WI) and continued infrastructure development on key platforms in Puerto Gaitán, laying a solid foundation for the upcoming drilling campaign in the Llanos 104 block.

Since the closing of the Vaca Muerta acquisition on October 16, 2025, the Company has safely and efficiently taken over the operations, ensuring seamless operational continuity, and within less than 10 days has started delivering on its plan by commencing workover activities to install rod pumps in 3 wells in the Loma Jarillosa Este block to improve productivity. Crude is being sold locally, and procurement is underway to secure the activity plan for 2026. Additionally, the Company is identifying multiple cost efficiency and synergy opportunities to accelerate development, optimize returns and unlock additional value.

The Company continued to generate strong operating cash flow during the quarter, supported by the efficiency initiatives implemented in 2Q2025. This solid performance enabled GeoPark to fully fund its investment program, reduce debt, distribute dividends, and make an early payment related to the Vaca Muerta acquisition4. As a result, at the end of 3Q2025, GeoPark’s cash in hand stood at $197.0 million.

During the quarter, GeoPark repurchased and cancelled $33.0 million in aggregate principal of its 2030 Notes at an average price of $0.90 on the dollar. In total, between June and October, the Company repurchased $108.3 million in aggregate principal of its 2030 Notes, resulting in annual cash coupon savings of $9.5 million. Net debt stood at $373.4 million at the end of 3Q2025, with a low leverage ratio of 1.2x, reflecting a robust capital structure.

To mitigate downside risk from oil price volatility, the Company continues to proactively manage its hedging strategy. As of the date hereof, oil price protection for 2026 has been secured through 3-way collars, for approximately 62% of full-year production, with a first floor at $65/bbl, a second floor at $50/bbl and average ceilings of $73/bbl.

As announced on October 21, 2025, ahead of the Company’s Investor Day, and following the completion of the Vaca Muerta acquisition, the Board approved a revised dividend program including a total expected distribution of approximately $6 million over the next four quarters, equivalent to $1.5 million per quarter (or $0.03 per share), commencing with the 3Q2025 results payout and ending with the 2Q2026 results payout. Dividends will be suspended commencing with the 3Q2026 results, aligned with increased capital expenditures for Vaca Muerta. The Board will reassess dividends once positive free cash flow generation resumes after the peak investment phase, consistent with GeoPark’s disciplined, returns-based capital framework.

Looking ahead, GeoPark is on track to release its 2026 Work Program and Investment Guidelines before year-end. This plan will reflect the Company’s renewed strategic direction—focused on building and maximizing value delivery from its high-margin base in Colombia, and new operated assets in Vaca Muerta.

Felipe Bayon, Chief Executive Officer of GeoPark, said: “Our third-quarter results underscore the strength and resilience of GeoPark’s business model and the confidence with which we are executing our strategy — delivering operational excellence, disciplined capital allocation, and profitable growth. With a robust balance sheet, a clear plan, and a portfolio of high-quality and distinctive assets that combines stable cash generation in Colombia with transformative growth in Argentina, GeoPark is well positioned to maximize value and deliver sustainable returns for our shareholders.”

3 The non-recurring write-off in 3Q2025 and the non-recurring impairment charge related to the divestment of assets in Ecuador announced in 2Q2025.

4 In September, GeoPark paid a $22.7 million security deposit for the acquisition of a 100% operated working interest in the Loma Jarillosa Este and Puesto Silva Oeste blocks in Vaca Muerta. Following the closing of the acquisition on October 16, 2025, the Company paid the remaining $92.3 million of the upfront amount in cash.

UPDATE ON ENGAGEMENT WITH PAREX RESOURCES

As communicated in GeoPark’s press release of October 29, 2025, the GeoPark Board is open to opportunities that fairly reflect the Company’s value, strategy, and long-term potential. Following a robust process, the Board unanimously determined that the unsolicited, non-binding proposal of $9.00 per share submitted by Parex Resources (“Parex”) on September 4, 2025, prior to the announcement of GeoPark’s transformative acquisition in Vaca Muerta, undervalues GeoPark, fails to reflect its growth prospects and diversified portfolio, and is not in its shareholders’ best interests.

Following Parex’s public reiteration of its $9.00 per share offer, the Board unanimously agreed that Felipe Bayon should further engage with Parex and provide additional information to help it improve its offer. In addition, GeoPark’s Board of Directors has formed a Special Committee of independent directors, including Sylvia Escovar Gomez, Constantin Papadimitriou, Somit Varma and Brian Maxted, to evaluate any potential revised offer from Parex and other value-maximizing alternatives for the Company. GeoPark does not intend to make any further public comment on the process unless and until it determines that further disclosure is appropriate.

Supplementary information is available at the following link:

https://ir.geo-park.com/3Q25-SupplementaryRelease

THIRD QUARTER 2025 HIGHLIGHTS

Oil and Gas Production and Operations

●	3Q2025 consolidated average oil and gas production of 28,136 boepd[5], reflecting solid delivery from core operated and non-operated assets
●	Year-to-date consolidated average oil and gas production of 28,194 boepd, within high-end production guidance for 2025
●	5 rigs in operation (2 drilling and 3 workover) at the end of 3Q2025
●	Vaca Muerta year-to-date average oil and gas production of approximately 2,060 boepd, with 3Q2025 average production of 1,660 boepd

Revenue, Adjusted EBITDA and Net Profit

●	Revenue of $125.1 million, 4% higher than 2Q2025, reflecting higher volumes and a stable realized price
●	Adjusted EBITDA of $71.4 million with a 57% margin, leveraged by stable operating costs
●	Operating profit of $32.4 million, driven by the same factors that explain the previously discussed net income
●	Net profit of $15.9 million ($0.31 basic earnings per share)

Cost and Capital Efficiency

●	Capital expenditures of $17.5 million, focused on maintaining and improving production and advancing exploration activities across the Llanos basin
●	3Q2025 Adjusted EBITDA to capital expenditures ratio of 4.1x
●	ROACE of 23%[6]
●	Operating costs per produced boe of $12.5
●	By September 2025, the Company had achieved $15.1 million in efficiencies, equivalent to about $19.5 million in annualized structural savings

Balance Sheet and Liquidity

●	Cash in hand of $197.0 million
●	Full-Year net leverage of 1.2x and no principal debt maturities until January 2027
●	During 3Q2025, successfully completed open market repurchases of $33.0 million in aggregate principal of its 2030 Notes below par, generating a $3.0 million gain and annual cash coupon savings of $2.9 million

Hedging and Risk Management

●	$1.5 million gain from commodity risk management contracts recognized in 3Q2025 revenue
●	As of the date hereof, approximately 62% of 2026 expected production has been protected through 3-way collars with average strikes of $65/$50/$73

Shareholder Value Return

●	Quarterly cash dividend of $0.03 per share, or approximately $1.5 million, payable on December 4, 2025, to shareholders of record at the close of business on November 19, 2025, in line with the revised dividend program approved by the Board following the completion of the Vaca Muerta acquisition, and considering GeoPark’s projected capital needs
●	Dividend suspension commencing with the 3Q2026 results
●	The Board will reassess dividends once positive free cash flow generation resumes after the peak investment phase, consistent with GeoPark’s disciplined, returns-based capital framework

5 Reported in the 3Q2025 Operational Update.

6 ROACE is defined as last twelve-month operating profit divided by average capital employed. Capital employed is calculated as total assets minus current liabilities and adjusted for excess cash. Excess cash corresponds to the portion of cash and cash equivalents that exceeds the amount required to cover current liabilities with current assets. The non-recurring impairment charge recorded in the 2Q2025 related to the divestment of assets in Ecuador was excluded from LTM operating profit for the purpose of this calculation.

CONSOLIDATED OPERATING PERFORMANCE

Key performance indicators:

Key Indicators	3Q2025	2Q2025	3Q2024	9M2025	9M2024
Oil production[a] (bopd)	27,149	27,151	33,091	27,751	34,279
Gas production (mcfpd)	5,920	1,371	747	2,658	2,884
Average net production (boepd)	28,136	27,380	33,215	28,194	34,760
Brent oil price ($ per bbl)	68.1	66.8	78.5	69.9	81.8
Combined realized price[b] ($ per boe)	57.1	57.4	65.1	59.1	67.5
⁻ Oil[c] ($ per bbl)	60.6	57.5	67.7	61.2	70.8
⁻ Gas ($ per mcf)	4.1	5.8	6.8	4.3	5.8
Sale of crude oil ($ million)	120.6	114.2	157.5	371.9	506.9
Sale of purchased crude oil ($ million)	—	—	1.5	0.4	5.7
Sale of gas ($ million)	3.0	0.7	0.5	3.7	4.6
Commodity risk management contracts ($ million)	1.5	4.9	—	6.1	(0.1)
Revenue ($ million)	125.1	119.8	159.5	382.2	517.1
Production & operating costs[d] ($ million)	(33.3)	(32.6)	(39.8)	(101.3)	(119.8)
G&G, G&Ae ($ million)	(12.1)	(12.1)	(15.7)	(35.7)	(44.4)
Selling expenses ($ million)	(7.2)	(3.0)	(3.5)	(12.4)	(12.1)
Operating profit ($ million)	32.4	7.1	54.7	89.9	229.0
Adjusted EBITDA ($ million)	71.4	71.5	99.8	230.9	339.2
Adjusted EBITDA ($ per boe)	32.6	34.3	40.7	35.7	44.3
Net profit (loss) ($ million)	15.9	(10.3)	25.1	18.6	81.0
Capital expenditures ($ million)	17.5	23.9	45.9	64.1	143.9
Cash and cash equivalents ($ million)	197.0	266.0	123.4	197.0	123.4
Short-term financial debt ($ million)	8.0	30.8	5.7	8.0	5.7
Long-term financial debt ($ million)	562.4	594.8	491.1	562.4	491.1
Net debt ($ million)	373.4	359.5	373.3	373.4	373.3
Dividends paid ($ per share)	0.147	0.147	0.147	0.441	0.430
Shares repurchased (million shares)	—	—	—	—	4.369
Basic shares – at period end (million shares)	51,664	51,568	51,193	51,664	51,193
Weighted average basic shares (million shares)	51,609	51,529	51,178	51,474	52,911

a)	Includes royalties and other economic rights paid in kind in Colombia for approximately 4,612 bopd, 4,236 bopd, and 6,073 bopd in 3Q2025, 2Q2025 and 3Q2024, respectively. No royalties were paid in kind in other countries. Production in Ecuador is reported before the Government’s production share.
b)	After the effect of earn-out to ex-owners of certain blocks.
c)	Before the effect of earn-out to ex-owners of certain blocks.
d)	Production and operating costs include operating costs, royalties and economic rights paid in cash, share-based payments and purchased crude oil.
e)	G&A and G&G expenses include non-cash, share-based payments for $0.7 million, $0.9 million, and $1.4 million in 3Q2025, 2Q2025 and 3Q2024, respectively. These expenses are excluded from the Adjusted EBITDA calculation.

All figures are expressed in US Dollars and growth comparisons refer to the same period of the prior year, except when specified. Definitions and terms used herein are provided in the Glossary at the end of this document. This press release and its supplementary information do not contain all the Company’s financial information and the Company’s consolidated financial statements and corresponding notes for the period are available on the Company’s website.

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

9M2025 (In millions of $)	Colombia	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	232.2	6.8	(1.1)	(7.1)	230.9
Depreciation	(84.6)	(4.8)	(0.2)	—	(89.7)
Write-offs	(13.4)	—	—	—	(13.4)
Impairment	—	(31.0)	—	—	(31.0)
Share based payment	(0.6)	(0.0)	(0.0)	(2.7)	(3.3)
Lease Accounting - IFRS 16	3.8	0.0	0.7	—	4.5
Others	(2.0)	(0.3)	(0.8)	(4.9)	(8.0)
OPERATING PROFIT (LOSS)	135.3	(29.3)	(1.4)	(14.7)	89.9
Financial costs, net					(42.5)
Foreign exchange charges, net					(4.8)
PROFIT BEFORE INCOME TAX					42.6

9M2024 (In millions of $)	Colombia	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	338.6	11.7	(2.4)	(8.6)	339.2
Depreciation	(89.3)	(5.6)	(1.1)	(0.0)	(96.0)
Write-offs	(6.9)	(7.7)	—	—	(14.6)
Share based payment	(1.0)	(0.0)	(0.0)	(3.8)	(4.8)
Lease Accounting - IFRS 16	4.9	0.0	0.7	—	5.6
Others	0.8	0.1	(1.1)	(0.2)	(0.3)
OPERATING PROFIT (LOSS)	247.1	(1.6)	(3.9)	(12.6)	229.0
Financial costs, net					(27.0)
Foreign exchange charges, net					7.2
PROFIT BEFORE INCOME TAX					209.2

(a)	Includes Chile (in 9M2024), Argentina and Corporate business.

CONFERENCE CALL INFORMATION

GeoPark management will host a conference call on Thursday, November 6, 2025, at 10:00 am (Eastern Standard Time) to discuss the 3Q2025 financial results.

To listen to the call, participants can access the webcast located in the Invest with Us section of the Company’s website at www.geo-park.com, or by clicking below:

https://events.q4inc.com/attendee/869247101

Interested parties may participate in the conference call by dialing the numbers provided below:

United States Participants: +1 646-844-6383

Global Dial-In Numbers:

https://www.netroadshow.com/events/global-numbers?confId=72342

Passcode: 039892

Please allow extra time prior to the call to visit the website and download any streaming media software that might be required to listen to the webcast.

An archive of the webcast replay will be made available in the Invest with Us section of the Company’s website at www.geo-park.com after the conclusion of the live call.

For further information, please contact:

INVESTORS:
Maria Catalina Escobar Shareholder Value and Capital Markets Director	mescobar@geo-park.com
Miguel Bello Investor Relations Officer	mbello@geo-park.com
Maria Alejandra Velez Investor Relations Leader	mvelez@geo-park.com
MEDIA:
Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

Bbl	Barrel

Boe	Barrels of oil equivalent

Boepd	Barrels of oil equivalent per day

Bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

Mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including full year guidance, five-year outlook target figures, hedging of expected production, full year net leverage figures, strategic initiatives, growth and capital allocation, drilling campaign, release of 2026 Work Program and Investment Guidelines. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA, free cash flow and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA, free cash flow, and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

Item 2

SUPPLEMENT TO THIRD QUARTER 2025 RESULTS RELEASE

This document should be read in conjunction with GeoPark’s Third Quarter 2025 Results Release, available on the Company’s website.

PRODUCTION, DELIVERIES AND REALIZED OIL PRICES

Production: Average net oil and gas production in 3Q2025 was 28,136 boepd, down 15% compared to 3Q2024 mainly due to the natural decline in our core Llanos 34 Block (GeoPark operated, 45% WI), the operational suspension of the Platanillo Block1 and the divestment of the Llanos 32 Block (GeoPark non-operated, 12.5% WI2). Oil represented 96.5% and 99.6% of total reported production in 3Q2025 and 3Q2024, respectively.

For further details, please refer to the 3Q2025 Operational Update published on October 20, 2025.

Deliveries: Oil and gas deliveries to GeoPark’s offtakers in 3Q2025 totaled 23,817 boepd, down by 11% compared to 3Q2024, mainly due to lower production.

Reference and Realized Oil Prices: Brent crude oil prices averaged $68.1 per bbl during 3Q2025, and the consolidated realized oil sales price decreased by 10% to $60.6 per bbl in 3Q2025, compared to 3Q2024.

A breakdown of reference and net realized oil prices in relevant countries in 3Q2025 and 3Q2024 is shown in the tables below:

3Q2025 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	68.2	68.2
Local marker differential	(1.5)	(6.5)
Commercial, transportation discounts & other	(6.1)	—
Realized oil price	60.6	61.7
Weight on oil sales mix	96%	4%

1 GeoPark owns 100% of the shares in Amerisur Exploración Colombia Limited, which is the official contractor and operator of the block with a 100% WI.

2 Llanos 32 Block: GeoPark had a private WI of 25% in the Azogue field.

3Q2024 - Realized Oil Prices	Colombia	Ecuador
($ per bbl)
Brent oil price (*)	79.0	79.3
Local marker differential	(5.2)	(9.3)
Commercial, transportation discounts & other	(6.2)	(0.2)
Realized oil price	67.6	69.8
Weight on oil sales mix	94%	6%

(*)	Corresponds to the weighted average of ICE Brent sale price.

REVENUE AND COSTS

Revenue: Consolidated revenue decreased by 22% to $125.1 million in 3Q2025, compared to $159.5 million in 3Q2024, mainly reflecting lower realized oil and gas prices and lower deliveries.

Sales of crude oil: Consolidated oil revenue decreased by 23% to $120.6 million in 3Q2025, mainly due to a 10% decrease in realized oil prices and a 14% decrease in deliveries. Oil revenue was 96% and 99% of total revenue in 3Q2025 and 3Q2024, respectively.

The table below provides a breakdown of crude oil revenue in 3Q2025 and 3Q2024:

Oil Revenue (In millions of $)	3Q2025	3Q2024
Colombia	115.7	147.6
Ecuador	4.7	9.9
Brazil	0.1	—
Oil Revenue	120.6	157.5

Sales of purchased crude oil: No sales of purchased crude oil were recorded in 3Q2025, compared to $1.5 million in 3Q2024. This corresponds to oil trading operations (purchasing and selling crude oil from third parties with the cost of the oil purchased reflected in production and operating costs).

Sales of gas: Consolidated gas revenue was $3.0 million in 3Q2025, compared to $0.5 million in 3Q2024, mainly reflecting resumed production at the Manati gas field in Brazil.

The table below provides a breakdown of gas revenue in 3Q2025 and 3Q2024:

Gas Revenue (In millions of $)	3Q2025	3Q2024
Colombia	—	0.5
Brazil	3.0	—
Gas Revenue	3.0	0.5

Commodity Risk Management Contracts: Commodity risk management contracts, which are designated and qualify as cash flow hedges, amounted to a $1.5 million gain in 3Q2025, compared to zero in 3Q2024.

In 3Q2025, GeoPark had zero cost collars covering 17,500 bopd including purchased puts with an average price of $68.7 per bbl and sold calls at an average price of $78.6 per bbl.

Please refer to the “Commodity Risk Management Contracts” section below for a description of hedges in place.

Production and Operating Costs: Consolidated production and operating costs decreased to $33.3 million in 3Q2025 from $39.8 million in 3Q2024, mainly resulting from lower operating costs and lower crude oil purchased from third parties.

The table below provides a breakdown of production and operating costs in 3Q2025 and 3Q2024:

Production and Operating Costs (In millions of $)	3Q2025	3Q2024
Operating costs	(31.4)	(36.0)
Royalties paid in cash	(1.4)	(1.0)
Economic rights paid in cash	(0.4)	(1.3)
Purchased crude oil	—	(1.4)
Share-based payments	(0.1)	(0.2)
Production and Operating Costs	(33.3)	(39.8)

Consolidated operating costs amounted to $31.4 million in 3Q2025, compared to $36.0 million in 3Q2024.

The table below provides the operating cost on a per boe basis in 3Q2025 and 3Q2024:

Operating Costs (Per boe)[a]	3Q2025	3Q2024
Operating costs per produced boe	(12.5)	(12.4)
Operating costs per sold boe	(15.0)	(15.4)

a)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).

Consolidated royalties paid in cash amounted to $1.4 million in 3Q2025, compared to $1.0 million in 3Q2024.

Consolidated economic rights paid in cash (including high price participation, x-factor and other economic rights paid to the Colombian Government in cash) amounted to $0.4 million in 3Q2025, compared to $1.3 million in 3Q2024.

No consolidated purchased crude oil charges were recorded in 3Q2025, compared to $1.4 million in 3Q2024, which corresponds to oil trading operations (purchasing and selling crude oil from third parties with the sale of purchased oil being reflected in revenue).

Selling Expenses: Consolidated selling expenses increased to $7.2 million in 3Q2025, compared to $3.5 million in 3Q2024. The fluctuation in transportation costs is mainly attributed to deliveries at different sales points in the CPO-5 Block in Colombia, including the shift to export delivery locations under a new commercial arrangement with BP since August 2025. Sales at the wellhead incur no selling costs but yield lower revenue, while transportation expenses for sales to alternative or export delivery points are recognized as selling expenses.

Geological & Geophysical Expenses: Consolidated G&G expenses decreased slightly to $2.3 million in 3Q2025, compared to $3.0 million in 3Q2024.

Administrative Expenses: Consolidated G&A decreased to $9.8 million in 3Q2025 compared to $12.7 million in 3Q2024.

Adjusted EBITDA: Consolidated Adjusted EBITDA3 decreased by 28% to $71.4 million in 3Q2025 compared to 3Q2024. On a per boe basis, Adjusted EBITDA decreased to $32.6 per boe in 3Q2025 from $40.7 per boe in 3Q2024.

Adjusted EBITDA (In millions of $)	3Q2025	3Q2024
Colombia	70.9	99.7
Ecuador	1.4	5.1
Brazil	1.4	(1.6)
Argentina	(1.1)	(1.4)
Corporate	(1.2)	(2.0)
Adjusted EBITDA	71.4	99.8

The table below shows production, volumes sold and the breakdown of the most significant components of Adjusted EBITDA for 3Q2025 and 3Q2024, on a per boe basis:

Adjusted EBITDA/boe	Colombia		Ecuador		Brazil		Total[e]
	3Q2025	3Q2024	3Q2025	3Q2024	3Q2025	3Q2024	3Q2025	3Q2024
Production (boepd)	26,208	31,429	926	1,786	1,002	—	28,136	33,215
Inventories, RIK & Other[a]	(4,598)	(6,574)	(95)	(249)	374	—	(4,319)	(6,584)
Sales volume (boepd)	21,610	24,855	831	1,537	1,376	—	23,817	26,631
% Oil	100%	99.5%	100%	100%	1%	—	94%	99.5%
($ per boe)
Realized oil price	60.6	67.6	61.7	69.8	78.2	—	60.6	67.7
Realized gas price[b]	—	40.7	—	—	24.3	—	24.3	40.7
Realized commodity risk management contracts	0.7	—	—	—	—	—	0.7	—
Earn-out	(2.4)	(2.7)	—	—	—	—	(2.3)	(2.5)
Combined Price	59.0	64.8	61.7	69.8	25.0	—	57.1	65.1
Operating costs of sold volumes[c]	(14.7)	(14.7)	(29.5)	(20.2)	(10.0)	—	(15.0)	(15.4)
Royalties & economic rights	(0.8)	(1.0)	—	—	(1.0)	—	(0.8)	(0.9)
Purchased crude oil[d]	—	—	—	—	—	—	—	(0.6)
Selling & other expenses	(3.3)	(1.1)	(8.0)	(6.3)	—	—	(3.3)	(1.4)
Operating Netback/boe	40.0	48.0	24.1	43.4	14.0	—	38.0	46.8
G&A, G&G & other							(5.4)	(6.1)
Adjusted EBITDA/boe							32.6	40.7

a)	RIK (Royalties in Kind) & Other: Includes royalties and other economic rights paid in kind in Colombia for approximately 4,612 bopd and 6,073 bopd in 3Q2025 and 3Q2024, respectively. No royalties were paid in kind in Ecuador or Brazil. Production in Ecuador is reported before the Government’s production share.
b)	Conversion rate of $mcf/$boe=1/6.
c)	Operating costs per boe included in this table include certain adjustments to the reported figures (IFRS 16 and others).
d)	Reported in the Corporate business segment.
e)	Includes amounts recorded in the Corporate business segment.

Operating costs of sold volumes in Colombia are affected by the mix of royalties and economic rights paid in kind versus paid in cash. Operating cost per sold boe is calculated as total operating costs (including the cost to produce barrels that are used to pay royalties and economic rights in kind) divided by barrels delivered to GeoPark’s offtakers (after royalties and economic rights paid in kind).

Depreciation: Consolidated depreciation charges amounted to $28.7 million in 3Q2025, compared to $33.1 million in 3Q2024.

Write-off of unsuccessful exploration efforts: The consolidated write-off of unsuccessful exploration efforts amounted to $7.5 million in 3Q2025, compared to $11.2 million in 3Q2024. Amounts recorded in 3Q2025 correspond to exploration costs incurred in prior years in the Putumayo Basin in Colombia.

[3]	For reconciliations, see “Reconciliation of Adjusted EBITDA to Profit Before Income Tax” table below.

Other Income (Expenses): Consolidated other expenses amounted to $3.9 million in 3Q2025, compared to $1.5 million expenses in 3Q2024. Amounts recorded in 3Q2025 mainly include termination costs of $3.3 million, as part of the cost efficiency initiatives implemented during the year.

CONSOLIDATED NON-OPERATING RESULTS AND PROFIT

Financial Expenses: Net financial expenses amounted to $11.0 million in 3Q2025, compared to $9.2 million in 3Q2024. Amounts recorded in 3Q2025 include higher interest expenses from the 2030 Notes, partially offset by a $3.0 million gain from the partial repurchase below par value of 2030 Notes.

Foreign Exchange: Net foreign exchange recorded a $1.5 million loss in 3Q2025, compared to a $1.1 million gain in 3Q2024.

Income Tax: Income taxes totaled $4.0 million in 3Q2025, compared to $21.6 million in 3Q2024, mainly resulting from lower taxable income and the effect of fluctuations of the Colombian peso over deferred income taxes.

Net Profit/Loss: Net profit amounted to $15.9 million in 3Q2025, compared to $25.1 million profit in 3Q2024.

BALANCE SHEET

Cash and Cash Equivalents: Cash and cash equivalents totaled $197.0 million as of September 30, 2025, compared to $276.8 million as of December 31, 2024.

This net decrease is explained by the following:

Cash and Cash Equivalents (In millions of $)	9M2025
Cash flows used in operating activities	(40.2)
Cash flows from investing activities	(32.6)
Cash flows from financing activities	(7.2)
Currency Translation	0.3
Net decrease in cash & cash equivalents	(79.7)

Cash flows used in operating activities of $40.2 million included income tax payments of $105.9 million4 and repayment of the advance payment drawn from the offtake and prepayment agreement with Vitol of $149.4 million, among others.

Cash flows from investing activities included capital expenditures of $64.1 million and a $22.7 million security deposit granted for the acquisition of business in Vaca Muerta (Argentina), net of reimbursement of the advance payment for the previously unconsummated transaction in Argentina of $38.0 million and cash received from the divestment of the Llanos 32 Block and the Manati gas field in Colombia and Brazil, respectively, of $16.1 million.

Cash flows from financing activities mainly included $550 million from the issuance of the Company’s 2030 Notes, partially offset by $484.1 million of financial debt repayments ($405.3 million related to partial repayment of the 2027 Notes in January, $68.8 million related to partial repurchases of 2030 Notes from June to September and $10.0 million related to repayment in full of a local debt in Argentina in July), $40.9 million related to interest payments and $22.7 million related to cash dividend payments.

4     Includes current income tax payments and withholding taxes from clients for $11.0 million (included within the “Change in working capital” line item of the Statement of Cash Flow).

Financial Debt: Total financial debt net of issuance cost was $570.4 million, corresponding to the 2030 Notes and the 2027 Notes. Short-term financial debt was $8.0 million as of September 30, 2025, and corresponds to interest accrued on the 2030 Notes and 2027 Notes.

Financial Debt (In millions of $)	September 30, 2025	December 31, 2024
2030 Notes	475.6	—
2027 Notes	94.8	504.5
Promissory note	—	9.8
Financial debt	570.4	514.3

FINANCIAL RATIOS5

(In millions of $)
Period-end	Financial Debt	Cash and Cash Equivalents	Net Debt (*)	Net Debt/LTM Adj. EBITDA	LTM Interest Coverage
3Q2024	496.8	123.4	373.3	0.8x	14.7x
4Q2024	514.3	276.8	389.6	0.9x	13.4x
1Q2025	657.4	308.0	349.4	0.9x	11.2x
2Q2025	625.6	266.0	359.5	1.1x	8.2x
3Q2025	570.4	197.0	373.4	1.2x	6.8x

(*) In 4Q2024, net debt included prepayment received from Vitol of $152.0 million, which was not classified as financial debt.

Covenants in the 2027 Notes: The 2027 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.25 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

Covenants in the 2030 Notes: The 2030 Notes include debt incurrence covenants that, among others, require that the Net Debt to Adjusted EBITDA ratio should not exceed 3.5 times and the Adjusted EBITDA to Interest ratio should exceed 2.5 times for GeoPark to incur new debt.

COMMODITY RISK MANAGEMENT CONTRACTS

The table below summarizes commodity risk management contracts in place as of the date of this supplement:

Period	Type	Reference	Volume	Contract Terms
			(bopd)	(Average $ per bbl)
				Sold Put	Purchased Put	Sold Call
4Q2025	Zero cost collar	Brent	16,000	N/A	68.3	77.5
1Q2026	Zero cost collar	Brent	1,000	N/A	68.0	77.4
1Q2026	Zero cost 3-way	Brent	12,000	50.0	65.0	72.6
2Q2026	Zero cost 3-way	Brent	12,000	50.0	65.0	74.1
3Q2026	Zero cost 3-way	Brent	13,000	50.0	65.0	71.8
4Q2026	Zero cost 3-way	Brent	13,000	50.0	65.0	72.1

[5]	Based on trailing last twelve-month financial results (“LTM”).

SELECTED INFORMATION BY BUSINESS SEGMENT

Colombia	3Q2025	3Q2024
(In millions of $)
Sale of crude oil	115.7	147.6
Sale of gas	—	0.5
Commodity risk management contracts	1.5	—
Revenue	117.2	148.1
Production and operating costs[a]	(29.8)	(34.6)
Adjusted EBITDA	70.9	99.7
Capital expenditures	17.5	39.4

Ecuador	3Q2025	3Q2024
(In millions of $)
Sale of crude oil	4.7	9.9
Sale of gas	—	—
Revenue	4.7	9.9
Production and operating costs[a]	(2.3)	(2.9)
Adjusted EBITDA	1.4	5.1
Capital expenditures	—	6.6

Brazil	3Q2025	3Q2024
(In millions of $)
Sale of crude oil	0.1	—
Sale of gas	3.0	—
Revenue	3.2	—
Production and operating costs[a]	(1.2)	(1.0)
Adjusted EBITDA	1.4	(1.6)
Capital expenditures	—	—

a)	Production and operating costs = Operating costs + Royalties + Share-based payments + Purchased crude oil

CONSOLIDATED STATEMENT OF INCOME

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	3Q2025	3Q2024	9M2025	9M2024

REVENUE
Sale of crude oil	120.6	157.5	371.9	506.9
Sale of purchased crude oil	—	1.5	0.4	5.7
Sale of gas	3.0	0.5	3.7	4.6
Commodity risk management contracts	1.5	—	6.1	(0.1)
TOTAL REVENUE	125.1	159.5	382.2	517.1
Production and operating costs	(33.3)	(39.8)	(101.3)	(119.8)
Geological and geophysical expenses (G&G)	(2.3)	(3.0)	(7.7)	(8.6)
Administrative expenses (G&A)	(9.8)	(12.7)	(28.0)	(35.8)
Selling expenses	(7.2)	(3.5)	(12.4)	(12.1)
Depreciation	(28.7)	(33.1)	(89.7)	(96.0)
Write-off of unsuccessful exploration efforts	(7.5)	(11.2)	(13.4)	(14.6)
Impairment	—	—	(31.0)	—
Other	(3.9)	(1.5)	(8.8)	(1.3)
OPERATING PROFIT	32.4	54.7	89.9	229.0
Financial costs, net	(11.0)	(9.2)	(42.5)	(27.0)
Foreign exchange (loss) gain	(1.5)	1.1	(4.8)	7.2
PROFIT BEFORE INCOME TAX	19.8	46.7	42.6	209.2
Income tax	(4.0)	(21.6)	(24.0)	(128.2)
PROFIT FOR THE PERIOD	15.9	25.1	18.6	81.0

SUMMARIZED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	September 30, 2025	December 31, 2024

Non-Current Assets
Property, plant and equipment	652.6	740.5
Other non-current assets	27.0	29.5
Total Non-Current Assets	679.7	769.9

Current Assets
Inventories	7.3	10.6
Trade receivables	44.2	40.2
Other current assets	79.0	102.6
Cash at bank and in hand	197.0	276.8
Total Current Assets	327.5	430.1

Total Assets	1,007.1	1,200.1

Total Equity	208.6	203.3

Non-Current Liabilities
Borrowings	562.4	492.0
Other non-current liabilities	111.6	136.1
Total Non-Current Liabilities	674.0	628.1

Current Liabilities
Borrowings	8.0	22.3
Other current liabilities	116.5	346.3
Total Current Liabilities	124.5	368.7

Total Liabilities	798.5	996.8

Total Liabilities and Equity	1,007.1	1,200.1

SUMMARIZED CONSOLIDATED STATEMENT OF CASH FLOW

(QUARTERLY INFORMATION UNAUDITED)

(In millions of $)	3Q2025	3Q2024	9M2025	9M2024

Cash flow from (used in) operating activities	45.6	126.4	(40.2)	269.5
Cash flow used in investing activities	(40.1)	(45.8)	(32.6)	(179.6)
Cash flow used in financing activities	(73.7)	(23.2)	(7.2)	(99.3)

RECONCILIATION OF ADJUSTED EBITDA TO PROFIT BEFORE INCOME TAX

9M2025 (In millions of $)	Colombia	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	232.2	6.8	(1.1)	(7.1)	230.9
Depreciation	(84.6)	(4.8)	(0.2)	—	(89.7)
Write-offs	(13.4)	—	—	—	(13.4)
Impairment	—	(31.0)	—	—	(31.0)
Share based payment	(0.6)	(0.0)	(0.0)	(2.7)	(3.3)
Lease Accounting - IFRS 16	3.8	0.0	0.7	—	4.5
Others	(2.0)	(0.3)	(0.8)	(4.9)	(8.0)
OPERATING PROFIT (LOSS)	135.3	(29.3)	(1.4)	(14.7)	89.9
Financial costs, net					(42.5)
Foreign exchange charges, net					(4.8)
PROFIT BEFORE INCOME TAX					42.6

9M2024 (In millions of $)	Colombia	Ecuador	Brazil	Other(a)	Total
Adjusted EBITDA	338.6	11.7	(2.4)	(8.6)	339.2
Depreciation	(89.3)	(5.6)	(1.1)	(0.0)	(96.0)
Write-offs	(6.9)	(7.7)	—	—	(14.6)
Share based payment	(1.0)	(0.0)	(0.0)	(3.8)	(4.8)
Lease Accounting - IFRS 16	4.9	0.0	0.7	—	5.6
Others	0.8	0.1	(1.1)	(0.2)	(0.3)
OPERATING PROFIT (LOSS)	247.1	(1.6)	(3.9)	(12.6)	229.0
Financial costs, net					(27.0)
Foreign exchange charges, net					7.2
PROFIT BEFORE INCOME TAX					209.2

(a)	Includes Chile (in 9M2024), Argentina and Corporate business.

LAST TWELVE-MONTH RETURN ON AVERAGE CAPITAL EMPLOYED

(In millions of $)	September 2025	September 2024
Last twelve-month Operating Income(a)	165.5
Total Assets – Period-end	1,007.1	1,027.0
Excess Cash – Period-end	(197.0)	(56.2)
Current Liabilities – Period-end	(124.5)	(197.8)
Capital Employed – Period-end	685.6	773.0
Average Capital Employed	729.3
Return on Average Capital Employed	23%

(a)	Excludes non-recurring impairment charge recorded in the 2Q2025 related to the divestment of assets in Ecuador of $31.0 million.

For further information, please contact:

INVESTORS:

Maria Catalina Escobar	mescobar@geo-park.com
Shareholder Value and Capital Markets Director

Miguel Bello	mbello@geo-park.com
Investor Relations Officer

Maria Alejandra Velez	mvelez@geo-park.com
Investor Relations Leader

MEDIA:

Communications Department	communications@geo-park.com

GLOSSARY

2027 Notes	5.500% Senior Notes due 2027

2030 Notes	8.750% Senior Notes due 2030

Adjusted EBITDA

Adjusted EBITDA is defined as profit for the period before net finance costs, income tax, depreciation, amortization, the effect of IFRS 16, certain non-cash items such as impairments and write-offs of unsuccessful efforts, accrual of share-based payments, unrealized results on commodity risk management contracts and other non-recurring events

Adjusted EBITDA per boe	Adjusted EBITDA divided by total boe deliveries

Operating Netback per boe

Revenue, less production and operating costs (net of depreciation charges and accrual of stock options and stock awards, the effect of IFRS 16), selling expenses, and realized results on commodity risk management contracts, divided by total boe deliveries. Operating Netback is equivalent to Adjusted EBITDA net of cash expenses included in Administrative, Geological and Geophysical and Other operating costs

bbl	Barrel

boe	Barrels of oil equivalent

boepd	Barrels of oil equivalent per day

bopd	Barrels of oil per day

G&A	Administrative Expenses

G&G	Geological & Geophysical Expenses

LTM	Last Twelve Months

mcfpd	Thousand cubic feet per day

Net Debt	Current and non-current borrowings less cash and cash equivalents

WI	Working interest

NOTICE

Additional information about GeoPark can be found in the Invest with Us section of the website at www.geo-park.com.

Rounding amounts and percentages: Certain amounts and percentages included in this press release and its supplementary information have been rounded for ease of presentation. Percentage figures included in this press release and its supplementary information have not in all cases been calculated on the basis of such rounded figures, but on the basis of such amounts prior to rounding. In addition, certain other amounts that appear in this press release and its supplementary information may not sum due to rounding.

This press release and its supplementary information contain certain oil and gas metrics, including information per share, operating netback, reserve life index and others, which do not have standardized meanings or standard methods of calculation and therefore such measures may not be comparable to similar measures used by other companies. Such metrics have been included herein to provide readers with additional measures to evaluate the Company’s performance; however, such measures are not reliable indicators of the future performance of the Company and future performance may not compare to the performance in previous periods.

CAUTIONARY STATEMENTS RELEVANT TO FORWARD-LOOKING INFORMATION

This press release and its supplementary information contain statements that constitute forward-looking statements. Many of the forward-looking statements contained in this press release can be identified by the use of forward-looking words such as ‘‘anticipate,’’ ‘‘believe,’’ ‘‘could,’’ ‘‘expect,’’ ‘‘should,’’ ‘‘plan,’’ ‘‘intend,’’ ‘‘will,’’ ‘‘estimate’’ and ‘‘potential,’’ among others.

Forward-looking statements that appear in a number of places in this press release include, but are not limited to, statements regarding the intent, belief or current expectations, regarding various matters, including full year guidance, five-year outlook target figures, hedging of expected production, full year net leverage figures, strategic initiatives, growth and capital allocation, drilling campaign, release of 2026 Work Program and Investment Guidelines. Forward-looking statements are based on management’s beliefs and assumptions, and on information currently available to the management. Such statements are subject to risks and uncertainties, and actual results may differ materially from those expressed or implied in the forward-looking statements due to various factors.

Forward-looking statements speak only as of the date they are made, and the Company does not undertake any obligation to update them in light of new information or future developments or to release publicly any revisions to these statements in order to reflect later events or circumstances, or to reflect the occurrence of unanticipated events. For a discussion of the risks facing the Company which could affect whether these forward-looking statements are realized, see filings with the U.S. Securities and Exchange Commission (SEC).

Oil and gas production figures included in this press release and its supplementary information are stated before the effect of royalties paid in kind, consumption and losses. Annual production per day is obtained by dividing total production by 365 days.

Non-GAAP Measures: The Company believes Adjusted EBITDA and operating netback per boe, which are each non-GAAP measures, are useful because they allow the Company to more effectively evaluate its operating performance and compare the results of its operations from period to period without regard to its financing methods or capital structure. The Company’s calculation of Adjusted EBITDA and operating netback per boe may not be comparable to other similarly titled measures of other companies.

Adjusted EBITDA: The Company defines Adjusted EBITDA as profit for the period before net finance costs, income tax, depreciation, amortization and certain non-cash items such as impairments and write-offs of unsuccessful exploration and evaluation assets, accrual of stock options and stock awards, unrealized results on commodity risk management contracts and other non-recurring events. Adjusted EBITDA is not a measure of profit or cash flow as determined by IFRS. The Company excludes the items listed above from profit for the period in arriving at Adjusted EBITDA because these amounts can vary substantially from company to company within our industry depending upon accounting methods and book values of assets, capital structures and the method by which the assets were acquired. Adjusted EBITDA should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of our operating performance or liquidity. Certain items excluded from Adjusted EBITDA are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of Adjusted EBITDA. For a reconciliation of Adjusted EBITDA to the IFRS financial measure of profit, see the accompanying financial tables and the supplementary information.

Operating Netback per boe: Operating netback per boe should not be considered as an alternative to, or more meaningful than, profit for the period or cash flow from operating activities as determined in accordance with IFRS or as an indicator of the Company’s operating performance or liquidity. Certain items excluded from operating netback per boe are significant components in understanding and assessing a company’s financial performance, such as a company’s cost of capital and tax structure and significant and/or recurring write-offs, as well as the historic costs of depreciable assets, none of which are components of operating netback per boe. The Company’s calculation of operating netback per boe may not be comparable to other similarly titled measures of other companies.

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

GeoPark Limited

By:	/s/ Jaime Caballero Uribe .
Name: Jaime Caballero Uribe
Title: Chief Financial Officer

Date: November 5, 2025